UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 March 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  CRH PLC - 2011 Annual Report & Scrip Dividend

CRH plc (the "Company")

27th March 2012

Re: 2011 Annual Report, Chairman's Letter to Ordinary Shareholders and Notice of Annual General Meeting, Letter to Shareholders in relation to Scrip Dividend Offer and Scrip Entitlement/Proxy Form

The above documents have been published by the Company today. A copy of the Annual Report is available here:

http://www.rns-pdf.londonstockexchange.com/rns/2086A_1-2012-3-27.pdf

The above documents are available to view on the Company's website, www.crh.com.

The documents will be posted to shareholders on 29th March 2012 and will be submitted to the U.K. National Storage Mechanism and the Irish Stock Exchange. Thereafter the documents will be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 677 8808

and at:

http://www.hemscott.com/nsm.do

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 27 March 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director